NYSE
AN ICE EXCHANGE

July 9, 2026

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit H of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and NYSE Texas, Inc., ("NYSE Texas" and collectively, the "Exchanges").

For Exhibit H, the Exchanges are each filing an amendment containing an updated complete set of documents comprising their listing applications. Specifically, NYSE and NYSE American, are each filing updated forms for listing which have been updated to reflect the new way in which companies will be completing and submitting the forms. For NYSE Texas, the Listing Agreement has been added to the submission.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/09/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE American LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   11 Wall Street, New York, NY 10005

26000315

3. Provide the applicant's mailing address (if different):
   N/A
4. Provide the applicant's business telephone and facsimile number:
   212-656-2938 (Telephone) 212-656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/09/08 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/09/26 (MM/DD/YY) NYSE American LLC (Name of applicant)

By: [signature] (Signature) ~~Martha Redding, Corporate Secretary~~ (Printed Name and Title)

Subscribed and sworn before me this 9th day of July (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 11/27/28 County of Westchester State of New York

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires ~~May 29, 2024~~ November 27, 2028

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE AMERICAN LLC

July 2026

EXHIBIT H

The attached set of documents comprise NYSE American LLC's listing applications, including any agreements required to be executed in connection with listing. A schedule of listing fees is set out starting at Rule 140 of the NYSE American LLC Company Guide and is publicly available on the Exchange's website at https://nyseamericanguide.srorules.com/company-guide/09013e2c853aa8c2.

1. NYSE American Listing Agreement (Domestic Company)
2. NYSE American Listing Agreement (Foreign Private Issuer)
3. NYSE American Original Listing Application
4. NYSE American Written Response to Clearance Letter
5. NYSE American Written Affirmation (Domestic Company)
6. NYSE American Written Affirmation (Foreign Private Issuer)
7. NYSE American Written Affirmation (Special Entity)
8. NYSE American Written Affirmation (Open-End and Closed-End Investment Company)
9. NYSE American Recovery Policy Affirmation
10. NYSE American Application Materials Checklist (Domestic Company)
11. NYSE American Application Materials Checklist (Foreign Private Issuer)

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE American - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Listing Agreement by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Listing Agreement Status

Pending Submission

Complete Legal Corporate Name

Certify text

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the “Exchange”),

Security name	Par value	Delete
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[Company Name] (the "Company"), in consideration of the listing of its securities, agrees with NYSE American (the "Exchange") that:

1. The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time ("Rules"), regardless of whether the Company's organization documents would allow for a different result.
2. The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.
3. The Company agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
4. The Company agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Company to cease to be in compliance with Exchange listing requirements.
5. The Company agrees to furnish to the Exchange on demand such information concerning the Company as the Exchange may reasonably request.
6. The Company agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.
7. The Company agrees to comply with all requirements under the federal securities laws and applicable SEC rules.
8. The Company will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in the Rules of the Exchange or of any other national securities exchange on which the Company is listed.
9. Nothing contained in or inferred from this Listing Agreement shall be construed as constituting the Company's contract for the continued listing of the Company's securities on the Exchange. The Company understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Company, upon failure of the Company to comply with any one or more paragraphs of this Listing Agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.
10. In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange and its affiliates to use the Company's corporate logos, fonts, Web site address, trade names, and trade/service marks ("Marks") in order to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Exchange.
11. The Company warrants and represents that the Marks do not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company shall indemnify the Exchange and its affiliates and hold them harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate of the Company's Marks or misuse by Company of Company's trading symbol.
12. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

13. In order to publicize the Company's listing on the Exchange, the Exchange authorizes the Company and its affiliates to use the corresponding Listed Emblem (e.g., LISTED NYSE & DESIGN), subject to any trademark usage, brand guidelines and notification policies as communicated to Company in writing from time to time. The Exchange reserves the right to require approval of any use of the Listed Emblem. The Company shall immediately cease using the Listing Emblem in the event it is no longer listed on the Exchange.
14. The Exchange does not provide any warranties of any kind, express, implied or statutory (including the implied warranties of merchantability, non-infringement or fitness for a particular use or purpose).
15. THE EXCHANGE IS NOT LIABLE FOR ANY LOST PROFITS, LOSS OF GOOD WILL OR OTHER BUSINESS LOSS OR FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES OR FOR ANY FORM OF SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, ARISING OUT OF OR RELATED TO THIS AGREEMENT. THE MAXIMUM LIABILITY OF THE EXCHANGE IN CONNECTION WITH A DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT IS LIMITED TO THE LISTING FEES PAID BY THE COMPANY DURING THE TWELVE (12) MONTHS PRECEDING THE ACCRUAL OF THE CLAIM. IN NO EVENT WILL THE EXCHANGE BE LIABLE FOR TRADING LOSSES, LOSSES OF PROFITS, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGES. THE LIMITATIONS OF THIS SUBSECTION APPLY IRRESPECTIVE OF WHETHER LIABILITY IS BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), BREACH OF WARRANTY, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, REGARDLESS OF WHETHER THE DAMAGE WAS FORESEEABLE AND WHETHER OR NOT THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF DAMAGE. THIS PARAGRAPH SHALL NOT RELIEVE THE EXCHANGE FROM LIABILITY FOR DAMAGES THAT RESULT FROM ITS OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES OF THE EXCHANGE SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.
16. This Listing Agreement, and all matters between the parties arising out of or relating to this Listing Agreement, shall be construed and enforced in accordance with the federal laws of the United States and the laws of the State of New York without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York. The parties consent to the exclusive jurisdiction and venue of the state and federal courts located in the State and County of New York.

On this 2nd day of July, 2026

Full Legal Corporate Name of the Applicant Issuer

attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE American - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Listing Agreement by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Listing Agreement Status

Pending Submission

Complete Legal Corporate Name

Certify text

does hereby certify that this agreement is made pursuant to a resolution(s) adopted by the Applicant Issuer's governing body to list on the New York Stock Exchange (the “Exchange”),

Security name	Par value	Delete
Note: At least one Security needs to be added. Click on "Add Security" button below to add Security detail(s)		

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[Company Name] (the "Company"), in consideration of the listing of its securities, agrees with NYSE American (the "Exchange") that:

1. The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time ("Rules"), regardless of whether the Company's organization documents would allow for a different result.
2. The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.
3. The Company agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
4. The Company agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Company to cease to be in compliance with Exchange listing requirements.
5. The Company agrees to furnish to the Exchange on demand such information concerning the Company as the Exchange may reasonably request.
6. The Company agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.
7. The Company agrees to comply with all requirements under the federal securities laws and applicable SEC rules.
8. The Company will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in the Rules of the Exchange or of any other national securities exchange on which the Company is listed.
9. Nothing contained in or inferred from this Listing Agreement shall be construed as constituting the Company's contract for the continued listing of the Company's securities on the Exchange. The Company understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Company, upon failure of the Company to comply with any one or more paragraphs of this Listing Agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.
10. In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange and its affiliates to use the Company's corporate logos, fonts, Web site address, trade names, and trade/service marks ("Marks") in order to convey quotation information, transactional reporting information, and other information regarding the Company in connection with the Exchange.
11. The Company warrants and represents that the Marks do not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company shall indemnify the Exchange and its affiliates and hold them harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate of the Company's Marks or misuse by Company of Company's trading symbol.
12. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

13. In order to publicize the Company's listing on the Exchange, the Exchange authorizes the Company and its affiliates to use the corresponding Listed Emblem (e.g., LISTED NYSE & DESIGN), subject to any trademark usage, brand guidelines and notification policies as communicated to Company in writing from time to time. The Exchange reserves the right to require approval of any use of the Listed Emblem. The Company shall immediately cease using the Listing Emblem in the event it is no longer listed on the Exchange.
14. The Exchange does not provide any warranties of any kind, express, implied or statutory (including the implied warranties of merchantability, non-infringement or fitness for a particular use or purpose).
15. THE EXCHANGE IS NOT LIABLE FOR ANY LOST PROFITS, LOSS OF GOOD WILL OR OTHER BUSINESS LOSS OR FOR COSTS OF PROCUREMENT OF SUBSTITUTE GOODS OR SERVICES OR FOR ANY FORM OF SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, ARISING OUT OF OR RELATED TO THIS AGREEMENT. THE MAXIMUM LIABILITY OF THE EXCHANGE IN CONNECTION WITH A DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT IS LIMITED TO THE LISTING FEES PAID BY THE COMPANY DURING THE TWELVE (12) MONTHS PRECEDING THE ACCRUAL OF THE CLAIM. IN NO EVENT WILL THE EXCHANGE BE LIABLE FOR TRADING LOSSES, LOSSES OF PROFITS, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL, OR INCIDENTAL LOSS OR DAMAGES. THE LIMITATIONS OF THIS SUBSECTION APPLY IRRESPECTIVE OF WHETHER LIABILITY IS BASED ON BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), BREACH OF WARRANTY, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY, REGARDLESS OF WHETHER THE DAMAGE WAS FORESEEABLE AND WHETHER OR NOT THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF DAMAGE. THIS PARAGRAPH SHALL NOT RELIEVE THE EXCHANGE FROM LIABILITY FOR DAMAGES THAT RESULT FROM ITS OWN GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. THIS SECTION DOES NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW OR THE RULES OF THE EXCHANGE SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.
16. This Listing Agreement, and all matters between the parties arising out of or relating to this Listing Agreement, shall be construed and enforced in accordance with the federal laws of the United States and the laws of the State of New York without giving effect to any laws, rules or provisions that would cause the application of laws of any jurisdiction other than those of the State of New York. The parties consent to the exclusive jurisdiction and venue of the state and federal courts located in the State and County of New York.
17. The Company agrees to solicit proxies from U.S. holders for all meetings of stockholders. If the Company is listing American Depositary Receipts, in the event that a successor Depositary or an additional Depositary is named, the Company agrees that it will not appoint any person as such successor Depositary or additional Depositary unless such person shall have entered into a listing agreement with the Exchange in a form substantially similar to this Listing Agreement.

Security(ies) **Depositary Bank**

On this 2nd day of July, 2026

Full Legal Corporate Name of the Applicant Issuer

attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE American - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Original Listing Application by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Original Listing Application Status

Pending Submission

Part I: Corporate Information

A. General Corporate Information

Complete Legal Corporate Name

Company Phone #

Company Website

Address Information

Address of Principal Executive Offices

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Billing Address (for invoices)

Address for invoicing

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Contact Detail

First Name	Last Name	Title	Phone	Email

Other Information

Country
Select...

State of Incorporation
Select...

Date of Incorporation
YYYY-MM-DD

Edgar CIK No

Foreign Private Issuer
☐

DRS Eligible
☐

CUSIP No of Security(s) Being Listed

Fiscal Year End
Select... Select...

B. Corporate Contacts

Show less

Role
Billing Contact ×

Other Title <Full Title, if different from that indicated>

First Name | **Last Name** | **Phone** | **Email**

Address | **City** | **Country**
Select...

(address line 2) | ***(address line 3)*** | **Zip Code** | **State**
Select...

Delete B. Corporate Contacts
☐

Add Contact

Part II: Security Information

A. Security('s) which the Applicant Issuer is applying to list

Security Details

Show less

Security Class/Type
-

CUSIP

Symbol Reserved

Issue Description (including par value, warrant expiration, maturity date) etc

Anticipated Shares Outstanding upon Listing

Anticipated Date of Listing
YYYY-MM-DD

Shares Outstanding (excluding Treasury Shares)

Treasury Shares

The following number of shares are unissued, but have been reserved for future issuance for the purposes noted:

Date Authorized by the Board	Purpose of Shares to be Issued	Number of Shares Reserved	Delete
Please add details by clicking "Add Authorized Shares" button below			
	Total Shares Reserved	0	

B. Transfer Agent/Registrar

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

C. If listing American Depositary Shares, please provide the following information with respect to the Depositary Bank

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

D. Outside Counsel Contact with Respect to Listing Application, if any

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

E. Investment Banker/Financial Advisor Contact(s), if any

Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

F. Security Preferences

If the Applicant Issuer has any existing class of common stock or equity security entitling the holder(s) to differential voting rights, dividend payments, or other preferences, please provide a complete description of such preference(s)

Part III: Type of Listing

A. Listing in Connection with an Issuance of Securities

Please indicate the type of transaction

Select...

Other (please specify)

If spin-off, please provide name of parent entity

B. Listing in Connection with a Transfer or Quotation of a Security Listed on a Foreign Securities Market

Name of current trading market, if any

Current ticker symbol, if any

Part IV: Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the applicant issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an applicant issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the applicant issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the applicant issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Issuer must provide the Exchange with a letter from counsel, certifying that, to the company's knowledge, no officer*, board member, or non-institutional shareholder with greater than 10% ownership of the Issuer or a security to be listed has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

* As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

Part V: Attestation

The undersigned attests that, at the time of the filing of this application, the Issuer is deemed to have read and understood the Exchange's listing rules and requirements and, if approved for listing, intends to comply with all applicable listing rules and requirements on an ongoing basis. Further, the undersigned certifies that, to the best of his or her knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	**Title**	**Date/Time**
		—

Note:

—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE American - Cleared

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

You may download a copy of the submitted Written Response to Clearance Letter by clicking the "PDF Download" link above

Initial Listing Application Status

Cleared

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Clearance Document(s):

—

WRITTEN RESPONSE TO CLEARANCE LETTER

Status

Pending Submission

Complete Legal Corporate Name

The Company confirms that it has received the Exchange's clearance letter and understands its obligation to comply with each of the conditions to listing and all other requirements set forth therein. The Company further acknowledges that, if for any reason it is not in compliance with any applicable listing standards prior to listing, it will (a) notify the Exchange of such non-compliance prior to the listing date, and (b) understands that its securities will not be listed on the Exchange on that date unless all applicable listing standards are satisfied.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Written Affirmations

Written Affirmation - [Company Name] - NYSE American

Details Board Preview Attachments PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE American	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

INSTRUCTIONS: Companies listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the "Company Guide"). Please provide the following information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors. Please indicate whether a director serves on the Company's audit committee, compensation committee or nominating committee.

Existing Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	Board Independent[6]	10A-3 Ind.	Compensation Ind.	Audit Committee[3]	Compensation Committee[4]	Nominating Committee[5]	Financial Literacy	Notes
No Existing Board Members Data Found.												

New Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	Board Independent[6]	10A-3 Ind.	Compensation Ind.	Audit Committee[3]	Compensation Committee[4]	Nominating Committee[5]	Financial Literacy	Delete
No New Board Members Data Found.												

Create New Member

Part II

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE American and does not fit any of the other categories listed below

☐ Qualifies as a controlled company

☐ Is a limited partnership

☐ Is in bankruptcy

☐ Is a smaller reporting company

Part III

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to, or transition periods for, compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Director Independence: Sections 802(a) and 803A of the Company Guide

- ☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.
- ☐ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and its board of directors is comprised of at least 50% independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.
- ☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for in Section 809 of the Company Guide. I further hereby certify that the Company's board of directors will be comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide (or 50% independent in the case of a smaller reporting company as required by Section 801(h) of the Company Guide) by the end of the one year transition period.
- ☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

Item 2. Board of Directors Meetings / Executive Sessions: Section 802(c) of the Company Guide

- ☐ I hereby certify that the Company's Board of Directors meets (or will meet, in the case of an Initial Affirmation) on at least a quarterly basis. I further hereby certify that the independent directors have, or will have (in the case of an Initial Affirmation), regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by Section 802(c) of the Company Guide.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:

Item 3. Nominating Committee: Section 804 of the Company Guide

- ☐ I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.
- ☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period. I further hereby certify that the Company's nominating committee (or board of directors) has a written charter or board resolution that meets the requirements of Section 804 of the Company Guide.
- ☐ **For companies relying on the exception provided for in Section 804(b) of the Company Guide:** I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 804(b) of the Company Guide and the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 804(b) of the Company Guide.
- ☐ **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reason:

Item 4. Compensation Committee: Section 805 of the Company Guide

- [ ] I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the board has affirmatively determined that all of the members of the compensation committee or, in the case of a company that does not have a compensation committee, all of the independent directors, are independent under Section 805(c)(1) of the Company Guide.
- [ ] **For smaller reporting companies only:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with the independence requirements set forth in Sections 805(c)(1) and 805(c)(4) of the Company Guide.
- [ ] **For smaller reporting companies relying on the exception provided for in Section 805(b) of the Company Guide:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide, subject to the exception provided for in Section 805(b) of the Company Guide. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 805(b) of the Company Guide and that the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 805(b) of the Company Guide.
- [ ] **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period.
- [ ] **For limited partnerships, controlled companies, and companies that are in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reason:

Item 5. Audit Committee: Section 803B of the Company Guide

- [ ] I hereby certify that (i) the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.
- [ ] **For smaller reporting companies only:** I hereby certify that (i) the Company has an audit committee of at least two members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.
- [ ] **For companies that are relying on the exception provided for in Section 803B(2)(b) of the Company Guide (not available to those that are smaller reporting companies):** I hereby certify that the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt from) in conformity with Section 803B of the Company Guide, subject to the exception provided for in Section 803B(2)(b) of the Company Guide The Company's audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. The board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 803B(2)(b). I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.
- [ ] **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance by the end of the transition period. I further hereby certify that the audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is "financially sophisticated" as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reason:

Item 6. Audit Committee Exemption: Section 803B of the Company Guide for Rule 10A-3 of the Exchange Act

- [ ] I hereby certify that the Company is relying on an individual or company exemption under Rule 10A-3(b)(1) in Item 5, above. Please identify and briefly describe the basis for such exemption below.

Item 7. Code of Conduct and Ethics: Section 807 of the Company Guide

- [ ] I hereby certify that the Company has adopted a code of conduct and ethics that complies with Section 807 of the Company Guide.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reason:

Item 8. Other Non-Compliance: Part 8 of the Company Guide

- [ ] Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Part 8 of the Company Guide for the following reason:

Part IV

1. Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company's CEO.
3. Serves on the Audit Committee
4. Serves on the Compensation Committee
5. Serves on the Nominating/Corporate Governance Committee
6. NYSE American Section 803A Independent

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-01 - 3:46 PM	Listing Manager	2026-07-01 - 3:46 PM

Written Affirmations

Written Affirmation - [Company Name] - NYSE American

Details | Board Preview | Attachments | PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE American	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

INSTRUCTIONS: Companies listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the "Company Guide"). Please provide the following information for each director currently serving, or who will be serving as of the day of listing, on the Company's board of directors. Please indicate whether a director serves on the Company's audit committee, compensation committee or nominating committee.

Existing Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	Board Independent[6]	10A-3 Ind.	Compensation Ind.	Audit Committee[3]	Compensation Committee[4]	Nominating Committee[5]	Financial Literacy	Notes
No Existing Board Members Data Found.												

New Board Members

Director Name	Title at Principal Occupation	Firm/Affiliation	Board Class	Term End	Board Independent[6]	10A-3 Ind.	Compensation Ind.	Audit Committee[3]	Compensation Committee[4]	Nominating Committee[5]	Financial Literacy	Delete
No New Board Members Data Found.												

Create New Member

Part II

INSTRUCTIONS: Please check only one box that best describes the Company:

☐ Lists common equity securities on the NYSE AMERICAN and does not fit any of the other categories listed below

☐ Qualifies as a controlled company

☐ Is a limited partnership

☐ Is in bankruptcy

☐ Is a smaller reporting company

Part III

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Company. Please note that, depending on the affirmation made, an item may require the Company to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Company is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

If the Company is relying on an exemption pursuant to Section 110 of the Company Guide, it must provide English language disclosure of any significant ways in which its corporate governance practices differ from those followed by domestic companies pursuant to the Exchange's standards. This disclosure may be provided either on the

Company's website and/or in its annual report that it is required to file with the U.S. Securities and Exchange Commission ("SEC") that includes audited financial statements (including on Forms 10-K, 20-F, or 40-F). If the disclosure is only available on the website, the annual report must so state and provide the web address at which the information may be obtained. For each relevant section that follows, please include in the comments section the location of the Company's disclosure.

Item 1. Director Independence: Sections 802(a) and 803A of the Company Guide

- ☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.
- ☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.
- ☐ **For smaller reporting companies only:** I hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and its board of directors is comprised of at least 50% independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide.
- ☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the one year transition period provided for in Section 809 of the Company Guide. I further hereby certify that the Company's board of directors will be comprised of a majority of independent directors as required by Section 802(a) and defined in Section 803A of the Company Guide (or 50% independent in the case of a smaller reporting company as required by Section 801(h) of the Company Guide) by the end of the one year transition period.
- ☐ **For controlled companies, limited partnerships and companies in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

Item 2. Board of Directors Meetings / Executive Sessions: Section 802(c) of the Company Guide

- ☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.
- ☐ I hereby certify that the Company's Board of Directors meets (or will meet, in the case of an Initial Affirmation) on at least a quarterly basis. I further hereby certify that the independent directors have, or will have (in the case of an Initial Affirmation), regularly scheduled meetings as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management as required by Section 802(c) of the Company Guide.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 2 and is therefore non-compliant for the following reason:

Item 3. Nominating Committee: Section 804 of the Company Guide

- ☐ If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.
- ☐ I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws.
- ☐ **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period. I further hereby certify that the Company's nominating committee (or board of directors) has a written charter or board resolution that meets the requirements of Section 804 of the Company Guide.
- ☐ **For companies relying on the exception provided for in Section 804(b) of the Company Guide:** I hereby certify that board of director nominations are selected, or recommended for the board's selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors in conformity with Section 804(a) of the Company Guide and that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 804(b) of the Company Guide and the board has made, or will make, the requisite disclosures of its reliance on the exceptions provided for in Section 804(b) of the Company Guide.
- ☐ **For controlled companies only, limited partnerships and companies in bankruptcy:** I hereby certify that the Company is exempt from this requirement.
- ☐ The Company is unable to make one of the affirmations set forth in this Item 3 and is therefore non-compliant for the following reason:

Item 4. Compensation Committee: Section 805 of the Company Guide

- [ ] If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure. Please note that any foreign based entity that is a foreign private issuer (as defined in Exchange Act Rule 3b-4(c)) can avail itself of an exemption from the requirements of Section 805(c) hereof.
- [ ] I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the board has affirmatively determined that all of the members of the compensation committee or, in the case of a company that does not have a compensation committee, all of the independent directors, are independent under Section 805(c)(1) of the Company Guide.
- [ ] **For smaller reporting companies only:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide. I further hereby certify that the Company qualifies as a smaller reporting company under Rule 12b-2 of the Exchange Act and is therefore exempt from compliance with the independence requirements set forth in Sections 805(c)(1) and 805(c)(4) of the Company Guide.
- [ ] **For smaller reporting companies relying on the exception provided for in Section 805(b) of the Company Guide:** I hereby certify that the compensation of the Company's officers is determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board of directors in conformity with Section 805(a) of the Company Guide, subject to the exception provided for in Section 805(b) of the Company Guide. I further hereby certify that the Company is entitled to rely, and is relying, on the exception provided for in Section 805(b) of the Company Guide and that the board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 805(b) of the Company Guide.
- [ ] **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance at the end of the transition period.
- [ ] **For controlled companies, limited partnerships and companies in bankruptcy only:** I hereby certify that the Company is exempt from this requirement.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 4 and is therefore non-compliant for the following reason:

Item 5. Audit Committee: Section 803B of the Company Guide

- [ ] If the Company is relying on an exemption pursuant to Section 110 of the Company Guide please state so and include the location of the required disclosure.

- [ ] I hereby certify that (i) the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is “financially sophisticated” as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

- [ ] **For smaller reporting companies only:** I hereby certify that (i) the Company has an audit committee of at least two members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt therefrom) in conformity with Section 803B of the Company Guide and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is “financially sophisticated” as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

- [ ] **For companies that are relying on the exception provided for in Section 803B(2)(b) of the Company Guide (not available to those that are smaller reporting companies):** I hereby certify that the Company has an audit committee of at least three members, each of whom satisfies the independence standards specified in Section 803A and Rule 10A-3 of the Exchange Act (or is exempt from) in conformity with Section 803B of the Company Guide, subject to the exception provided for in Section 803B(2)(b) of the Company Guide. The board has made, or will make, the requisite disclosures of its reliance on the exception provided for in Section 803B(2)(b). The Company’s audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is “financially sophisticated” as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

- [ ] **For companies relying on the transition period provided for in Section 809 of the Company Guide:** I hereby certify that the Company is entitled to rely, and is relying, on the transition period provided for in Section 809 of the Company Guide and that the Company will be in full compliance by the end of the transition period. I further hereby certify that the audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide. I further hereby certify that (i) each member of the audit committee is able to read and understand fundamental financial statements, (ii) at least one member of the audit committee is “financially sophisticated” as described in Section 803B(2)(iii) of the Company Guide, (iii) no audit committee member has participated in the preparation of the financial statements of the Company or any current subsidiary thereof within the past three years, and (iv) the audit committee meets on at least a quarterly basis.

- [ ] The Company is unable to make one of the affirmations set forth in this Item 5 and is therefore non-compliant for the following reason:

Item 6. Audit Committee Exemption: Section 803B of the Company Guide for Rule 10A-3 of the Exchange Act

- [ ] I hereby certify that the Company is relying on an individual or company exemption under Rule 10A-3(b)(1) in Item 5, above. Please identify and briefly describe the basis for such exemption below.

Item 7. Code of Conduct and Ethics: Section 807 of the Company Guide

- [ ] I hereby certify that the Company has adopted a code of conduct and ethics that complies with Section 807 of the Company Guide.
- [ ] The Company is unable to make one of the affirmations set forth in this Item 7 and is therefore non-compliant for the following reason:

Item 8. Other Non-Compliance: Part 8 of the Company Guide

- [ ] Apart from any non-compliance specific to the preceding sections, the Company is non-compliant with Part 8 of the Company Guide for the following reason:

Part IV

1. Companies that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Company’s CEO.
3. Serves on the Audit Committee
4. Serves on the Compensation Committee
5. Serves on the Nominating/Corporate Governance Committee
6. NYSE American Section 803A Independent

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-01 - 4:36 PM	Listing Manager	2026-07-01 - 4:36 PM

Written Affirmations

Written Affirmation - [Company Name] - NYSE American

Details | Audit Committee Preview | Attachments | PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE American	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

NOTE: This form is to be used by an issuer that has only debt or preferred securities listed on the NYSE American or by asset-backed issuers, other passive business organizations (such as royalty trusts), or derivatives and special purpose securities listed on the NYSE American. Pursuant to Section 801(c) and 801(g), these issuers are subject solely to the requirements of Sections 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810(b) and 810(c).

INSTRUCTIONS: Issuers listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the “Company Guide”). Please provide the following information for each board member currently serving, or who will be serving as of the day of listing, on the Issuer’s audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 (“Rule 10A-3”) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Existing Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.	Audit Committee	Notes
No Existing Audit Committee Members Data Found.					

New Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.	Audit Committee	Delete
No New Audit Committee Members Data Found.					

Create New Member

Please provide the following information for each independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).

Part II

INSTRUCTIONS: Please check only one box that best describes the Issuer:

- ☐ Is an issuer that has only debt listed
- ☐ Is an issuer that has only preferred securities listed
- ☐ Is an asset-backed issuer
- ☐ Is an other passive business organization (such as a royalty trust)
- ☐ Is an issuer of derivatives and/or special purpose securities

Part III

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Audit Committee: Section 803 of the Company Guide

- ☐ I hereby certify that the Issuer's audit committee meets the requirement of Rule 10A-3 of the Exchange Act.
- ☐ I hereby certify that the Issuer's audit committee is relying on an exemption from Rule 10A-3 of the Exchange Act. State below which Rule 10A-3 exemptions the Issuer or any individual member of its audit committee is relying on and briefly describe the basis for such exemption below: (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)
- ☐ The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

Item 2. Other Non-Compliance: Part 8 of the Company Guide

- ☐ Apart from any non-compliance specific to the preceding sections, the Issuer is non-compliant with Part 8 of the Company Guide for the following reason:

1. Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Written Affirmation Record History

Created By	Created At	Updated By	Updated At

Listing Manager	2026-07-01 - 4:36 PM	Listing Manager	2026-07-01 - 4:36 PM

Written Affirmations

Written Affirmation - [Company Name] - NYSE American

Details Audit Committee Preview Attachments PDF Download

Written Affirmation Information

Registered Name	Exchange	WA Year	WA Type[1]	WA Status
[Company Name]	NYSE American	—	Initial	New

Due Date

—

Notice of Non-compliance:

☐ Yes [2]

☐ No

Part I

NOTE: This form is to be used by a domestic or foreign issuer that has only open or closed-end funds listed on the NYSE American and, pursuant to Section 801(d), is subject solely to the requirements of Sections 802(e), 803B(1) (closed-end only), 803B(4) and the other provisions of Section 803 to the extent required by Rule 10A-3 under the Securities Exchange Act of 1934 and 810.

INSTRUCTIONS: Issuers listed on the Exchange must comply with the corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the "Company Guide"). Please provide the following information for each board member currently serving, or who will be serving as of the day of listing, on the Issuer's audit committee. Please indicate each audit committee member that has been deemed independent for purposes of Rule 10A-3 ("Rule 10A-3") of the Securities Exchange Act of 1934 (the "Exchange Act").

Existing Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.	Audit Committee	Notes
No Existing Audit Committee Members Data Found.					

New Audit Committee Members

Director Name	Title at Principal Occupation	Firm/Affiliation	10A-3 Ind.	Audit Committee	Delete
No New Audit Committee Members Data Found.					

Create New Member

Please provide the following information for each independent director identified in the chart above. Alternatively, a reference to the location of the disclosure in the Issuer's public U.S. Securities and Exchange Commission ("SEC") filings can be provided.

- Brief biography.
- Share ownership in the Issuer.
- Brief description of any direct or indirect consulting, advisory, or other compensatory fee arrangement with the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(A).
- Indication of whether the audit committee member is an affiliated person of the Issuer or any of its subsidiaries as specified in Rule 10A-3(b)(ii)(B).

Part II

INSTRUCTIONS: Please check only one box that best describes the Issuer:

☐ Is an open-end management investment company

☐ Is a closed-end management investment company

Part III

INSTRUCTIONS: In response to each item below, please check the box beside the single affirmation that is most applicable to the Issuer. Please note that, depending on the affirmation made, an item may require the Issuer to provide additional information or a link to the applicable document referenced therein. Please also note that specific types of entities may avail themselves of exemptions to or transition periods for compliance with certain of the requirements. If the Issuer is availing itself of any of these exemptions or transition periods, it should select the corresponding affirmation for the applicable item.

Item 1. Audit Committee: Section 803 of the Company Guide

☐ **For open-end management investment companies only:** I hereby certify that the Issuer has, and will continue to have, an Audit Committee whose members satisfy the requisite independence standards specified in Section 803A of the Company Guide (if applicable) and Rule 10A-3(b)(1) of the Exchange Act (subject to any applicable exceptions and cure periods).

☐ **For closed-end management investment companies only:** I hereby certify that (i) the Issuer has, and will continue to have, an Audit Committee whose members satisfy the requisite independence standards specified in Section 803A of the Company Guide (if applicable) and Rule 10A-3(b)(1) of the Exchange Act (subject to any applicable exceptions and cure periods) and (ii) such audit committee has a written charter that meets the requirements of Section 803B(1) of the Company Guide.

☐ The Issuer is unable to make one of the affirmations set forth in this Item 1 and is therefore non-compliant for the following reason:

Item 2. Audit Committee Exemption: Section 803B of the Company Guide for Rule 10A-3 of the Exchange Act

☐ I hereby certify that the Issuer's audit committee is relying on an exemption from Rule 10A-3 of the Exchange Act. Please state below which Rule 10A-3 exemptions the Issuer or any individual member is relying on and briefly describe the basis for such exemption below. (Appendix A provides a brief description of the available Rule 10A-3 exemptions.)

Item 3. Other Non-Compliance: Part 8 of the Company Guide

☐ Apart from any non-compliance specific to the preceding sections, the Issuer is non-compliant with Part 8 of the Company Guide for the following reason:

Part IV

1. Issuers that are submitting an Initial Affirmation must be compliant in all areas, subject to applicable transition periods.
2. If this document is serving as a non-compliance notification to the Exchange it must be executed by the Issuer's CEO.

Authorized Company Officer Signature

I am an authorized officer at the Company and have the legal authority to provide the information and make the affirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	**Title**	**Submitted Date**

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Written Affirmation Record History

Created By	Created At	Updated By	Updated At
Listing Manager	2026-07-07 - 4:20 PM	Listing Manager	2026-07-07 - 4:20 PM

Recovery Policy Affirmations

Recovery Policy Affirmation - [Company Name] - NYSE American - 2026

Details PDF Download

Issuer Name	Exchange	Status
[Company Name]	NYSE American	New

Form Year

2026

INSTRUCTIONS: Issuers listed on the NYSE American LLC ("NYSE American") must comply with the applicable corporate governance requirements set forth in Part 8 of the NYSE American Company Guide (the "Company Guide"). Pursuant to Section 811 of the Company Guide (Erroneously Awarded Compensation), each listed issuer that does not qualify for an exemption set forth in such rule was required to adopt the recovery policy required thereunder ("Recovery Policy").

Please select the appropriate certification applicable to the Issuer.

As an authorized officer of the Issuer and as required by Section 811 of the Company Guide, as of the date hereof:

◯ I hereby confirm that the Issuer has adopted a Recovery Policy.

Alternatively,

◯ I hereby confirm that the Issuer qualifies as an exempt issuer as provided by Section 811(d) of the Company Guide and is relying on the following exemption from the requirements to adopt a Recovery Policy:

or

◯ I hereby confirm that the Issuer has <u>not</u> adopted a Recovery Policy and is noncompliant. Please explain the reasons below and explain how and when the Issuer intends to comply with this requirement.

Authorized Issuer Officer Signature

I am an authorized officer at the Issuer and have the legal authority to provide the information and make the confirmations contained herein. I hereby certify that all information contained herein is true and correct to the best of my knowledge as of the date hereof.

By (name)	Title	Submitted Date
		—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE American

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

Initial Listing Application Status

Cleared

Registered Name

[Company Name]

Exchange

NYSE American

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Application Checklist

Download Initial Listing Application Checklist

Documents to be Uploaded

Written Response to Clearance Letter

—

Choose Files No file chosen

Add Link(s)

Original Listing Application

—

Choose Files No file chosen

Add Link(s)

Listing Agreement

—

Choose Files No file chosen

Add Link(s)

Committee Charters and Code of Ethics

—

Choose Files No file chosen

Add Link(s)

Letter from counsel (re: officers, directors, >= 10% holders)

—

Choose Files No file chosen

Add Link(s)

Underwriter/Financial Advisor Letter or Shareholder Report(s)

—

Choose Files No file chosen

Add Link(s)

Exhibit 5.1 Opinion of Counsel (if N/A, a Good Standing Certificate)

—

Choose Files No file chosen

Add Link(s)

Form 8-A / 10 / 40-F / 20-F

—

Choose Files No file chosen

Add Link(s)

Charter

—

Choose Files No file chosen

Add Link(s)

By Laws

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Remarks/Comments on documents/links attached above

Affirmation(s) to be Completed Electronically in Listing Manager

Written Affirmation

63464 - Written Affirmation - [Company Name] - NYSE American

Recovery Policy Affirmations

4467 - Recovery Policy Affirmation - [Company Name] - NYSE American - 2026

Letters

Clearance Letter

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Authorization Letter

—

Initial Listing Applications

[Company Name]: Operating Company - Prospect - NYSE American

Written Response to Clearance Letter | Listing Agreement | Original Listing Application | Application Materials | PDF Download

Initial Listing Application Status

Cleared

Registered Name

[Company Name]

Exchange

NYSE American

Initial Listing Application Progress

Written Response to Clearance Letter — Listing Agreement — Original Listing Application

Application Checklist

Download Initial Listing Application Checklist

Documents to be Uploaded

Written Response to Clearance Letter

—

Choose Files No file chosen

Add Link(s)

Original Listing Application

—

Choose Files No file chosen

Add Link(s)

Listing Agreement

—

Choose Files No file chosen

Add Link(s)

Committee Charters and Code of Ethics

—

Choose Files No file chosen

Add Link(s)

Letter from counsel (re: officers, directors, >= 10% holders)

—

Choose Files No file chosen

Add Link(s)

Section 110 Letter

—

Choose Files No file chosen

Add Link(s)

Underwriter/Financial Advisor Letter or Shareholder Report(s)

—

Choose Files No file chosen

Add Link(s)

Exhibit 5.1 Opinion of Counsel (if N/A, a Good Standing Certificate)

—

Choose Files No file chosen

Add Link(s)

Form 8-A / 10 / 40-F / 20-F

—

Choose Files No file chosen

Add Link(s)

Charter

—

Choose Files No file chosen

Add Link(s)

By Laws

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Remarks/Comments on documents/links attached above

Affirmation(s) to be Completed Electronically in Listing Manager

Written Affirmation

63476 - Written Affirmation - [Company Name] - NYSE American

Recovery Policy Affirmations

4479 - Recovery Policy Affirmation - [Company Name] - NYSE American - 2026

Letters

Clearance Letter

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Authorization Letter

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